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15026549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52293

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 28 2015 17 REGISTRATIONS BRANCH

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petrogrowth Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Decker Court Suite 204
(No. and Street)

Irving, (City) TX (State) 75062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant Swartzwelder 972-831-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Grant Swartzwelder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PetroGrowth Energy Advisors, LLC, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JANIS N. OSTMAN
Notary Public, State of Texas
My Commission Expires
April 03, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

PETROGROWTH ENERGY ADVISORS, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended MARCH 31, 2015

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
PetroGrowth Energy Advisors, L.L.C.
125 E. John Carpenter Fwy
Irving , TX 75062

Report on the Financial Statements

I have audited the accompanying statement of financial condition of PetroGrowth Energy Advisors, L.L.C. as of March 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of PetroGrowth Energy Advisors, L.L.C. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PetroGrowth Energy Advisors, L.L.C. as of March 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of PetroGrowth Energy Advisors, L.L.C. financial statements. Supplemental Information is the responsibility of PetroGrowth Energy Advisors, L.L.C. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr, CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 22, 2015

Independent Auditors Report

(SKIP PAGE)

PetroGrowth Energy Advisors, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended March 31, 2015

ASSETS	
Current Assets	
Checking/Savings	
Texas Capital 0006	10,653.59
Total Checking/Savings	10,653.59
Total Current Assets	10,653.59
TOTAL ASSETS	**10,653.59**
LIABILITIES & EQUITY	
Equity	
Additional Equity	45,000.00
Capital Stock	5,000.00
Distributions	-1,060,215.45
Retained Earnings	1,035,950.61
Net Income	-15,081.57
Total Equity	10,653.59
TOTAL LIABILITIES & EQUITY	**10,653.59**

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended March 31, 2015

Ordinary Income/Expense	
Expense	
Licenses and Permits	2,431.57
Office and Administration	
Contract Services	6,000.00
Professional Fees	
Accounting	1,750.00
Total Professional Fees	1,750.00
Service Agreement Fee	5,400.00
Total Office and Administration	13,150.00
Total Expense	15,581.57
Net Ordinary Income	(15,581.57)
Other Income/Expense	
Other Expense	
Other Expenses	(500.00)
Total Other Expense	(500.00)
Net Other Income	500.00
Net Income	$ **(15,081.57)**

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended March 31, 2015

OPERATING ACTIVITIES		
Net Income	**$**	(15,081.57)
Net cash provided by Operating Activities		(15,081.57)
Net cash increase for period		(15,081.57)
Cash at beginning of period		25,735.16
Cash at end of period	**$**	**10,653.59**

The accompanying notes are an integral part of these financial statements.

PetroGrowth Energy Advisors, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended March 31, 2015

Beginning of Period	$	25,735.16
Plus: Net Income		(15,081.57)
Less: Member Distributions		0.00
Members' Equity		
End of Period	$	10,653.59

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

PetroGrowth Energy Advisors, LLC (the Company) was organized in the State of Texas effective November 23, 1999 as a limited liability company under the Texas Limited Company Act. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Irving, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recorded when the services are rendered.

Income taxes

Effective November 23, 1999, the Company elected to be treated as a partnership for federal income tax purposes. Under partnership regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March31, 2015, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's met capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) – limited business.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation

or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – RELATED PARTY TRANSACTIONS

There is a service agreement between PetroGrowth Energy Advisors, LLC and Wilcox Swartzwelder. Both companies are commonly owed.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 22, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2015

See accountant's audit report

PetroGrowth Energy Advisors, LLC

Supplementary Schedules Required by Rule 17a-5
As of and for the Year-Ended March 31, 2015

Computation of Net Capital

Total Stockholder's Equity		$ 10,654.00
Non-Allowable Assets		
Prepaid Expenses	0.00	
Property and Equipment	0.00	
Accounts Receivable- Other	0.00	
Total Non-Allowable Assets		(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net Allowable Capital		$ 10,654.00

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net capital Requirement of Reporting Broker orDealer	$ 5,000.00
Net Capital Requirement	$ 5,000.00
Excess Net Capital	$ 5,654.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 0.00
Percentage of Aggregate Indebtedness to Net Capital	0.00 %

Computation of Reconciliation of Net Capital

Computation of Net Capital reported on FOCUS IIA as of March 31, 2015	$ 10,654.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	0.00)
Change in Haircuts	0.00
Change in Undue Concentration	(0.00)
NCC per Audit	10,654.00
Reconciled Difference	$ (0.00)

See accountant's audit report

PetroGrowth Energy Advisors, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended **March 31, 2015**

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2015, the Company had net capital of $10,654.00 which was $5,654.00 in excess of its required net capital of $5,000.00. The Company's net capital ratio of aggregate indebtedness was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)].

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue

See accountant's audit report

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 under (k)(2)(i) because it maintains a Special Account for the benefit of Customers.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims as April 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 22, 2015

To the Board of Directors
PetroGrowth Energy Advisors, LLC
433 E. Las Colinas Blvd.
Suite 1200
Irving, TX 75039

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) PetroGrowth Energy Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PetroGrowth Energy Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1), and (2) PetroGrowth Energy Advisors, LLC stated that PetroGrowth Energy Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PetroGrowth Energy Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PetroGrowth Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

Edward Richardson, Jr., CPA